Exhibit 99.1

QIWI Announces the Receipt of Resignation Notice from its Depositary, The Bank of New York Mellon

NICOSIA, CYPRUS – June 17, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI”, “Group” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that it has received the resignation notice from its Depositary, The Bank of New York Mellon.

The Bank of New York Mellon informed the Company of its resignation as Depositary Bank for QIWI plc's American Depositary Receipts ("ADR") program. According to the notice, QIWI plc needs to appoint a successor Depositary Bank on or before August 19, 2024. If QIWI plc does not appoint a successor Depositary Bank on or before August 19, 2024, the Bank of New York Mellon will terminate QIWI plc's ADR program no sooner than 30 days from the date of notice to the ADR Owners of such termination. Assuming a notice of termination were to be delivered by BNY to the Company on August 20, 2024, this would mean that the earliest date of any such termination of the ADR program would be on September 18, 2024.

QIWI is currently assessing the impact of BNY’s resignation as depositary, including the Company’s ability to appoint a successor depositary, as well as the implications for the listing of the ADRs and their continued admission to trading on NASDAQ, that is currently on halt, and the Moscow Exchange (MOEX). The Company remains highly committed to protecting the interests of its ADR holders and all shareholders.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding possible implications related to the resignation of a Depositary Bank and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.